Exhibit 99.1

EARNINGS PRESS RELEASE

MMT delivers strong FY22 results with Gross Bookings growth of 95.9% YoY

FY22 Adjusted Operating Profit1 at $23.2 million as compared to Adjusted Operating Loss1 of $18.0 million in FY21 | Q4 Adjusted Operating Profit1 at $12.0 million

National, May 25, 2022 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2022 as attached herewith and available at www.sec.gov/ and on our website.

The key highlights set out in the earnings release include the following:

Business & Financial Highlights | Q4 FY2022 & Full Year FY2022

	Q4 FY22 ($ Million)	Q4 FY21 ($ Million)	YoY Change (Constant Currency)[2]	FY22 ($ Million)	FY21 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,012.3	759.2	37.0%	3,188.9	1,635.4	95.9%
Revenue as per IFRS	88.6	79.2	15.1%	303.9	163.4	87.0%
Adjusted Margin[1]
Air Ticketing	44.8	38.2	20.5%	155.5	80.2	94.7%
Hotels and Packages	42.3	35.6	22.2%	144.1	67.5	114.5%
Bus Ticketing	12.4	11.0	15.7%	38.3	22.9	69.0%
Others	5.7	5.2	13.6%	18.6	13.6	37.7%
Results from Operating Activities	3.4	0.3		(30.4)	(67.7)
Adjusted Operating Profit (Loss)[1] (also known as Adjusted EBIT)[3]	12.0	11.1		23.2	(18.0)
•	FY22 Gross Bookings grew by 95.9% YoY to approximately $3.2 billion, Q4 Gross Bookings exceeded $1 billion and grew by 37.0% YoY despite headwinds from the Omicron variant and inflationary pressures.
•

Long-term cost rationalization helped deliver significant improvement in Adjusted Operating Profit[1] despite lower Gross Bookings in FY22 as compared with FY20 (pre-pandemic year). Adjusted Operating Profit[1] was $23.2 million in FY22 compared to Adjusted Operating Loss[1] of $18.0 million in FY21 and to Adjusted Operating Loss[1] of $69.9 million in FY20 (pre-pandemic year).

•	Gross Bookings from our corporate travel business during FY22 grew by 266.7% YoY, driving contribution from our non-B2C businesses to high single digit.
•	Acquired majority stake in India’s leading online foreign exchange player Book My Forex Private Limited in April’22.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“Our long-term cost rationalization helped us post full year Adjusted Operating Profit1 of $23.2 million and Q4 Adjusted Operating Profit1 of $12.0 million in a year where business was impacted particularly due to both the Delta and Omicron variants. “Consumer sentiment remains strong especially for leisure travel and we hope to observe demand momentum for domestic travel by the first half of fiscal year 2023 and for international travel by the second half of fiscal year 2023.”

Notes:

(1)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of the earnings release.

(2)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year.

(3)	Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.